Exhibit 99.2

Grindr Group LLC and Tiga Acquisition Corp. Audio NetRoadshow Transcript September 15, 2022	Speakers: George Arison, incoming CEO of Grindr Gary Hsueh, outgoing CFO of Grindr Patrick Lenihan, VP, Global Head of Communications of Grindr

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Patrick Lenihan: Welcome to Grindr's investor presentation. We're excited to speak with you today. My name is Patrick Lenihan, the Vice President of Communications and Investor Relations at Grindr. Our planned merger with Tiga Acquisition Corp is expected to close in Q4 of this year, and we're excited to be working with Ray Zage and Ashish Gupta. Please note all mentions of EBITDA are in reference to our adjusted EBITDA. Today, you'll hear from George Arison, our incoming CEO, who is joining the company October 19th, after nine years of founding and leading as CEO, his company Shifts Technologies. You're also hear from Gary Hsueh, our outgoing CFO, who will speak a little bit about our financials. And with that, I'm gonna pass it over to George, George, all you.

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George Arison: Thank you, Patrick. And I'm really excited to be here today to tell you about Grindr. Uh, I'm so excited that I'm doing this presentation even though I'm yet not in the seat. But that's because Grindr is a really awesome business with a really important mission in our community. We'll talk about the fantastic business that Grindr is and share some of the data which we think is really important in terms of how the business is performing and the enormous value creation opportunity we have as we accelerate our monetization journey. We wanted to start by telling you about Grindr's mission, which is to connect LGBTQ plus people with one another and the world. I’ve experience is product firsthand and over this presentation I'll talk a little bit about that. Right after college or a little over 20 years ago, I went back to Georgia, the country, um, to run a political campaign. And thinking back to that, how difficult it was to live in a country that is quite homophobic and where you couldn't really meet anybody in your community, um, you know, is challenging, but it's also really powerful to think of how that would have been had grand or existed because it would've been much easier to connect with the community that exists among LGBTQ people in Georgia, and to probably feel better about yourself while you're living there. That is the way in which a lot of people around the world use Grindr today. And by fulfilling that mission, we are able to be a really powerful service to our community. And that is the reason why our user base is so strong and so committed to the product.

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We want to tell you a little bit about what Grindr does today because Grindr's product is quite differentiated. Grindr offers a grid of profiles that are presented to you based on proximity and allows you to express and share your identity and connect with others based on your interests.

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Grindr allows you to begin a conversation with anyone – our technology is based on an open system, so you are not limited to only speaking to people based on swiping. And that openness - combined with the hyperlocal nature of the community - creates remarkable connections between users, and has served us well since 2009 when we invented this construct. This is why the platform is more of a social network than just a dating app.

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And we are able to service the community in many, many different ways, uh, by engaging them and facilitating these conversations. You know, obviously casual dating and long-term relationships are something that we do extremely well. Um, but we also have community and friendships are built in our app. Uh, I personally have built very close relationships with folks, uh, on the app that are now my friends. And in 2010, when I moved to San Francisco, uh, Grindr allowed me to really integrate myself into the community in a much easier way than I would have had to do otherwise before had the app not existed. We also know a lot of users use Grindr for travel people log into new locations. They might go to speak with others in the community in that particular location to understand what they should do, where they should stay, where they should visit.

Um, and then there's also a lot of local discovery that happens in Grindr, uh, whether it's on where to go, what events to participate in and so forth. Now, obviously finding love is a crucial part of the product that we offer. And we do that extremely well, but I think it’s really important to appreciate how broad the use case on Grindr is. We don't today have a broad set of features for these additional use cases outside of relationships. It kind of happens organically inside the product, but we think that building additional features, um, for these use cases and then figuring out ways to monetize them is an incredible opportunity for the long term, which will expand our product and allow us to monetize it in, in many different ways, further increasing our revenue opportunity, um, and allowing us to grow in in the years to come.

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This is the most important slide in our deck so I hope everyone has a chance to pay attention to the page. Just like our app is different than dating apps, our metrics are as well. Besides our mission, this is a big part of why I took this job. And as you'll hear, we're just getting started. Let me highlight a couple things.

First, Grindr has an incredible brand, 85% brand awareness in the community that we serve, which is frankly amazing. Secondly, the average daily time spent by each user in the Grindr app is 61 minutes. That's an incredible number both compared to other dating apps as well as the largest social networks in the world.

That is why we think about Grindr so much broader than just a dating app because the user engagement that we have allows us to offer features and products and services to customers that go way beyond dating. Obviously the business itself is also wonderful. In the first half of this year, our revenue grew 42%. Our EBITDA grew at 26%. So the business has been doing great and continues to perform extremely well, which we are really excited about.

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As we discussed, we think about our market, not just in one service that we offer, which is dating, but as a combination of many services that we can offer over time. And when you think about it, that way, the market opportunity here is very, very significant because the LGBTQ plus population is growing and its purchase power is very large. And we believe that over time, we can target many different services to that community, whether it's travel health and wellness, entertainment and many more and capture a larger and larger portion of that opportunity for our business.

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Jumping down to the team, I've had a great fortune of meeting everybody on the slide. I've been on Grant's board since May, and as part of coming in as CEO, I've also had a chance to spend time with this team. Grindr has a really strong team, across many different departments with really fantastic people of extremely diverse backgrounds, which makes us, I think, unique in terms of what we are able to offer as far as the leadership team both in terms of personal backgrounds, as well as professional backgrounds. So, super excited to be working with these fantastic folks who are very committed to the business and what we're trying to build. I do wanna highlight, uh, that we'll be bringing onboard a new CFO in the coming weeks. Vanna Krantz will be joining us in late September and we're really excited to have her on board as well.

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So the next section of this presentation kind of gives you a sense of the investment highlights that we are focused on. And we've grouped these into five core items. I will cover the first four, and then Gary will speak about the last one.

And the core investment highlights are number one, Grindr is a highly profitable business, still in the very, very early innings of modernization journey. Number two, we have a large growing global TAM with a really attractive user demographic. Number three, we are clear brand leader and are the largest platform serving the LGBTQ plus community. Number four, we’re leading in user engagement, and we're growing rapidly with the user base worldwide. And five compelling financial model and valuation that reflects our growth profile.

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So our business is growing very rapidly and it's extremely profitable. As you can see here, we grew 42% year over year in revenue in the first half of the year and our EBITDA margin is fantastic. While the Adjusted EBITDA margins may fluctuate as we continue to invest in the business for long term growth, we believe our margins remain best in class, and you can see where we are in terms of monetization.

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Grindr is still in the early innings of monetization of its user base and growing revenue. Our average revenue per paying user is 17 Dollars and our paying user penetration is 6%, but we view these as great opportunities to increase our paying user penetration and also to increase our average revenue per paying user. One of the core ways that you do that is by offering add-ons and product adjacencies to customers that you monetize. And we've just now started to do this. Boost was launched earlier this year is doing great and has huge potential for growth in the future. We're only now starting to enable tag based search and local search to allow people to explore what is on the app and to engage with. We also have a strong, multi-product roadmap that will enable us to further grow our paying user penetration, including web based capabilities and focusing on monetization of our international markets.

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We're gonna show you in a little bit more details on how we monetize our business. We have two ways in which we make money. There is indirect revenue, primarily around advertising and brand partnerships where we have direct ads that we generate ourselves. And then we have direct revenue where our premium users pay for the services and features that we offer. We believe that both of these have an opportunity to grow and expand in the years to come.

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Our core market is growing rapidly and we benefit significantly from the secular tailwinds that are happening in society. We know from a lot of data, whether it's surveys or other sources, that the percentage of the population itself identifies itself as LGBTQ plus is growing rapidly. And what's also remarkable is that among gen Z at our population of 18 to 24, you have four X, the number of people who identify themselves as LGBTQ plus, then baby boomers. So as time goes by, we would expect the percentage of people who self-identify in our community to grow and that's a huge opportunity for us to continue servicing that population.

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Our user base is highly attractive. They tend to be wealthier. They spend more money, they're highly educated and they travel more than their heterosexual counterparts.

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It's extremely rare for social network applications like Grindr to maintain a user base that is as young as Grindr has been able to maintain over its lifetime. As you see here, 80% of Grindr profiles are age 18 to 35. So, whereas with other social networks, you often see the population age because younger generations are using our applications with Grindr we've been able to maintain this tremendously engaged, highly attractive young demographic.

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We also wanted to put Grindr in context with our peer set. We have 11 million monthly active users, which is lower than Bumble and Tinder, but a very large percentage of the population we are targeting, but as you can see here, users spend significantly more time in our application than other peer sets do – 61 minutes per day. And we operate in 190 plus countries around the world.

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We spoke earlier about how Grindr has a really fantastic brand. And another way to look at that is by looking at our followers on various social media sites and our social media following numbers are really high. And there's a reason why Grindr is culturally relevant and users feel very strongly about our brand and about our product, our users drive the social conversation and are very focused on engagement and this it's represented in these numbers. But this also really benefits Grindr because by being such an engagement focused brand, we don't have to spend a lot of money on user acquisition, you just come to us organically because everyone knows about us and they know that the way to meet people in our community is through Grindr.

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Our engagement numbers aren't just really high compared to our peers in the dating world. Our user engagement based on average time spent in our app per day is also higher compared to some other social networks. People spend twice as much time in Grindr as they do on Facebook. And they spend more than twice as much time in Grindr than they do on Instagram and Snapchat.

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And this engagement among users is driven by the engine of our technology with scale and market leadership. We then are able to engage customers locally and have this connection between users that happens in real time and allows them to have a deeper sense in the community, which then allows us to monetize the product extremely well.

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Grindr started out in 2009 as a casual dating app for gay men. Today, we are a product that is much broader than that. Obviously we offer casual dating, we also offer long term relationships and the social network and community aspect that I discussed already. But one of the things I'm really excited about is where we can take the product in the future. We will continue to develop adjacent features and products for our customers in other areas like travel like healthcare, like local discovery that will make our app even more useful to the customers and allow us to monetize more use cases.

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One of the features that we recently launched in our product is tags, and this is something that's gonna benefit us over. The long term is a way for us to engage a broader set of users in our community, by giving them an opportunity to have sub communities that they can engage with and diversify the user base that is using Grindr. And with that, I'd like to turn over to Gary who will talk about the fifth pillar of our investment highlights.

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Gary Hsueh: Thanks George. Over the last few years, Grindr has enjoyed positive growth in both top line and Adjusted EBITDA. And while we are very proud of the financial results to date, we are even more excited about our future. Looking at the history of Grindr. I like to think of it as three phases. The first phase, which is 2016 and prior was under Joel SIM Kai's tenure, the founder under Joel's leadership, Grindr management, focused on the media and community side of Grindr. And as a result, Grindr's financial profile looked very different back then, but the strategy during this time is important because these early years laid the foundation and helped build the brand and network effect that Grindr enjoys today. The second phase began shortly after Joel sold the business in 2016 and Koland the new owners began operating the business. Kolin realized there was a significant opportunity with subscriptions.

And so they focused their efforts on growing subs. The net result was growing revenue, doubling Adjusted EBITDA twice in almost tripling margins. The third phase begins in 2020, roughly around the time of the San Vicente acquisition. 2020 was a challenging year for all of us as COVID impacted the world in a number of ways. Grindr was no different. We experienced our own challenges, including an acquisition and management change in the middle of a pandemic. But 2020 was also a blessing in disguise. Our primary goal post acquisition was to focus internally and prepare the company for its next stage of growth. The company had grown so fast in its second phase that it grew that it outgrew much of its infrastructure, many tech companies that experienced this type of growth, experienced the same situation. So we spent second half 2020 updating the product, upgrading internal systems and processes, upgrading the team, basically laying down the foundation for Grindr’s next stage of growth by investing back in the company in 2020, this set us up for a solid 2021.

We grew top line by 30% and EBITDA by 50% that foundational work continued to pay dividends for us in first half 2022. As you can see by our performance, our first half revenue grew over 40% year over year and ingested Adjusted EBITDA by 26%.

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The playbook for Grindr over the next few years is very simple. Just do the basics. As mentioned earlier, we are just starting down our monetization journey. The path forward for us is very clear. We have a couple of large companies in our space that have been doing this for many years and have tried true monetization strategies. We just need to adopt those strategies for our users and platform. And this slide really highlights what our potential could be. We know our paying user penetration rate still has room to grow. And we see that as an opportunity. We've only just scratched the surface and started to focus on this.

Now that a lot of the foundational work was completed over a year ago, we turned our attention to our paying users and you can see the result. We grew paying users almost 35% year over year, and you can do some simple math using our user count and applying our comps metrics. And you can see there's a lot of opportunity in front of us.

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Our outlook remains promising for full year 2022. We are guiding revenue growth at 30 to 35%, which is 191 million to 199 million. And this is supported by continued strong growth in our core subscription business and new monetization products, including premium add-ons on margins. We are guiding to 42 to 45% as we continue to make investments in people and infrastructure to support our growth and to support our new life as a public company. Beyond 2022, we anticipate both top line growth and adjusted EBITDA margins will remain strong and we'll come back with more details in the future when we finish our 2023 planning. Okay. And now back over to you, George.

George Arison: Great. Thank you very much. Really appreciate everyone taking the time to listen to representation and we look forward to spend time with you in the coming days and weeks.

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